Exhibit 99.1

NEWS RELEASE

Penn West Petroleum Ltd. Announces Offers to Purchase its
6.5% and 7.2% Convertible Debentures

Calgary, January 26, 2011 - (TSX - PWT; NYSE - PWE) Penn West Petroleum Ltd. ("Penn West") announced today that it has made cash offers to purchase all of its outstanding 6.5% convertible extendible unsecured subordinated debentures due December 31, 2011 trading under the symbol "PWT.DB.F" (the "6.5% Debentures") and all of its outstanding 7.2% convertible unsecured subordinated debentures due May 31, 2011 trading under the symbol "PWT.DB.E" (the "7.2% Debentures", and together with the 6.5% Debentures, the "Debentures").

In connection with the completion of the plan of arrangement on January 1, 2011 (the "Arrangement") pursuant to which Penn West Energy Trust (the "Trust") converted from an income trust to a corporation, Penn West assumed all of the covenants and obligations of the Trust under the debenture indentures governing the Debentures.  Pursuant to the change of control provisions of the debenture indentures, Penn West is required, within 30 days of completion of the Arrangement: (i) to make an offer (the "6.5% Offer") to purchase all of the outstanding 6.5% Debentures at a price equal to 101% of the principal amount of the debentures plus accrued and unpaid interest up to, but excluding, the date of acquisition of such debentures (the "6.5% Total Offer Price"); and (ii) to make an offer (the "7.2% Offer") to purchase all of the outstanding 7.2% Debentures at a price equal to 101% of the principal amount of the debentures plus accrued and unpaid interest up to, but excluding, the date of acquisition of such debentures (the "7.2% Total Offer Price").

Holders of 6.5% Debentures and 7.2% Debentures are entitled to receive cash in consideration for the 6.5% Total Offer Price and the 7.2% Total Offer Price, respectively. Such offers are open for acceptance until 12:01 a.m. (PST) on Thursday, March 3, 2011 (the "Expiry Time").

Both the 6.5% Debentures and the 7.2% Debentures are issued in "book-entry only" form. Beneficial holders of Debentures will not receive the offers by mail from the trustees for the Debentures or from Penn West. As a result, holders of Debentures who wish to tender to the 6.5% Offer or the 7.2% Offer, respectively, must make their election through their broker or account representative who will then make the appropriate election through the CDS system.  Accordingly, holders of Debentures should contact their broker or account representative for assistance in tendering their Debentures to the 6.5% Offer or the 7.2% Offer, respectively.

For further information regarding the offers and accepting the offers, please contact the depositaries for the Debentures:

6.5% Offer: Computershare Investor Services Inc. 100 University Avenue, 9th Floor Toronto Ontario M5J 2Y1 Attention: Corporate Actions Toll Free: 1-800-564-6253	7.2% Offer: Valiant Trust Company 310, 606 - 4th Street S.W. Calgary, Alberta T2P 1T1 Attention: Manager, Corporate Trust - Client Services Facsimile: (403) 233-2857 Toll Free: (866) 313-1872

Penn West common shares and debentures are listed on the Toronto Stock Exchange under the symbols PWT, PWT.DB.E and PWT.DB.F and Penn West common shares are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST PETROLEUM LTD. Suite 200, 207 - 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Senior Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com